Holders of outstanding AXA ADR options in the U.S. will not be able to receive any securities to be issued in, or benefit from, AXA's recently announced capital increase.  They are expected to benefit, however, from a minor anti-dilution adjustment that will decrease the exercise price of their options and increase the number of their options, effective June 30, 2006.  Please note that a blackout period may be necessary to process this adjustment.  Please watch this space for additional information regarding the potential blackout.  This notice is not an offer to sell or solicitation of offers to buy any securities in the U.S.  The securities to be issued in the capital increase have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an  exemption therefrom.